Filed Pursuant to Rule 424(b)(3)

Registration No. 333-152653

CB RICHARD ELLIS REALTY TRUST Supplement No. 7 dated August 5, 2009 to the Prospectus dated April 29, 2009

We are providing this Supplement No. 7 to you in order to supplement our prospectus dated April 29, 2009. This Supplement No. 7 provides information that shall be deemed part of, and must be read in conjunction with, the prospectus, which was supplemented by Supplement No. 1 dated May 18, 2009, Supplement No. 2 dated May 22, 2009, Supplement No. 3 dated June 24, 2009, Supplement No. 4 dated June 30, 2009, Supplement No. 5 dated July 6, 2009 and Supplement No. 6 dated July 24, 2009. Capitalized terms used in this Supplement No. 7 have the same meanings in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and CBRE REIT include CB Richard Ellis Realty Trust and its subsidiaries.

RECENT DEVELOPMENTS

140 Depot Street

On July 31, 2009, we acquired 140 Depot Street, located in Bellingham, MA, a suburb of Boston, through our operating partnership. We acquired 140 Depot Street for approximately $18,950,000, exclusive of customary closing costs, using the net proceeds from this offering. Upon closing, we paid the Investment Advisor, a $284,250 acquisition fee. The estimated acquisition cap rate for 140 Depot Street was 8.7%.(1)

140 Depot Street is a 238,370 square foot warehouse/distribution building to be completed in 2009 and has no operating history. The property is 100% leased to Best Buy Stores, L.P. through June 2019. Best Buy Stores, L.P. is one of the nation’s leading retailers of consumer appliances and electronic goods and plans to utilize the property as a regional distribution center for large electronics and appliances of the type generally delivered directly to consumers’ homes.

12650 Ingenuity Drive

On August 5, 2009, we acquired 12650 Ingenuity Drive, located in Orlando, FL. We acquired 12650 Ingenuity Drive for approximately $25,350,000, exclusive of customary closing costs, using the net proceeds from this offering and the assumption of approximately $13,540,000 of existing first mortgage financing. Upon closing, we paid the Investment Advisor, a $380,250 acquisition fee. The estimated acquisition cap rate for 12650 Ingenuity Drive was 8.1%.(1)

12650 Ingenuity Drive is a 124,500 square foot, two-story office building, with surface parking lots, completed in 1999 and is 100% leased to Iowa College Acquisition Corp. through December 2021. The tenant is an operating subsidiary of Kaplan, Inc., the for-profit education subsidiary of The Washington Post Company. The lease is guaranteed by Kaplan, Inc., which utilizes the property as a call-center for online students of Kaplan University, a higher-education division providing certificates, associate degrees, bachelor degrees and post-graduate degrees in a variety of subjects.

(1)	Acquisition cap rate equals annualized in-place net operating income divided by total acquisition cost for the property. Annualized in-place net operating income equals, on an annualized cash basis as derived from leases in-place at the time we acquire the property, rental income and tenant reimbursements less property and related expenses (operating maintenance, management fees and real estate taxes) and excludes other non-property income and expenses, interest expense, depreciation and amortization and our company-level general and administrative expenses.